O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: MNEIDELL@OLSHANLAW.COM
DIRECT DIAL: 212-451-2230

April 17, 2013

VIA EDGAR AND ELECTRONIC MAIL

Loan Lauren P. Nguyen, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 22, 2013
File No. 333-186452
and Documents Incorporated by Reference
File No. 000-08445

Dear Ms. Nguyen:

On behalf of Biglari Holdings Inc. (the “Company” or “Biglari Holdings”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  We acknowledge receipt of the letter of comment dated April 5, 2013 from the Staff (the “Comment Letter”) of the Securities and Exchange Commission with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and provide the following responses on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and the comments are reproduced in italicized form below.

Prospectus Summary, page 1

Our Business, page 2

1.
We note your response to our prior comment 3. Please revise or balance the statement that you “are a diversified holding company engaged in a number of diverse business activities” to give investors a better understanding of the way in which your income and assets are currently diversified. It may be helpful to investors to highlight here that while you are engaged in several different business activities, the overwhelming majority of your net revenues have recently derived from restaurant operations. If the company’s strategies and intentions could cause this to change over time it may be helpful to point that out to investors as well.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 17, 2013

We are a diversified holding company engaged in a number of diverse business activities.  Our most important operating subsidiaries are involved in the franchising and operating of restaurants. We are led by Sardar Biglari, Chairman and Chief Executive Officer of Biglari Holdings, Biglari Capital Corp. (“Biglari Capital”), Steak n Shake Operations, Inc. (“Steak n Shake”), and Western Sizzlin Corporation (“Western”).  Our long-term objective is to maximize per-share intrinsic value of the Company. Our strategy is to reinvest cash generated from our operating subsidiaries into any investments with the objective of achieving high risk-adjusted returns.  All major operating, investment, and capital allocation decisions are made for the Company and its subsidiaries by Sardar Biglari, Chairman and Chief Executive Officer.

Biglari Holdings has modified its disclosure in accordance with the foregoing.

Exhibit Index, page II-5

2.	We note your response to our prior comment 5. Please be advised that we will need adequate time to review your legality opinion prior to your request for effectiveness.

A form of the legality opinion has been filed as an exhibit to Amendment No. 2, and the final opinion will be filed as an exhibit to the final pre-effective amendment of the Registration Statement.

Form 10-K for Fiscal Year Ended September 26, 2012 General

3.
We note that in your response to our prior comments 8 through 12 and comment 14 you state that you will disclose the information requested to the extent material. As we believe the information requested to be disclosed is material, please confirm that you will disclose the information requested in future filings.

Biglari Holdings’ response to these comments was not intended to imply that the requested information was not material but rather that such disclosure may not be applicable with respect to such future filings.  To the extent applicable in such future filings, the Company will include the requested disclosure.

4.
We note your response to our prior comment 6 that in future filings you will include the required disclosure “to the extent material.” Please confirm that in future filings you will clarify the status of your international expansion plans including a description of what business you have already “begun to transact.” Please confirm that you will disclose any known plans regarding how you will expand restaurants internationally such as through franchising, licensing, or direct ownership. Please also confirm that you will disclose the costs of the planned expansion and any applicable risks from that particular region.

The Company confirms it will include the requested disclosure to the extent applicable in such future filings.

April 17, 2013

Item 7. Management’s Discussion and Analysis, page 12

Results of Operations, page 15

Fiscal Year 2012 Compared with Fiscal Year 2011, page 16

Cost and Expenses, page 16

5.
We note your response to our prior comment 7. Please confirm that in future filings you will describe the nature and effect of the increased commodity prices. As applicable, please also confirm that you will explain how you have responded to or offset such commodity price increases.

The Company confirms it will include the requested disclosure to the extent applicable in such future filings.

Form 10-K/A for Fiscal Year Ended September 26, 2012

Compensation of Named Executive Officers, page 4

6.
We note your response to our prior comment 13. We further note your statement that the peer group information was reviewed on a one-time basis in 2010. Please explain to us the basis for your suggestion on page 4 that Mr. Biglari’s pay is in line with the “compensation paid by the Company’s peer group.”

This reference to the peer group relates to the peer group utilized by the Governance, Nominating and Compensation Committee of the Company on a one-time basis in fiscal 2010 in connection with the approval of the incentive agreement.  Since that time, the Company has not conducted any additional review of compensation as compared to that peer group and does not intend to do so.  The Company confirms that it will omit such statement from such future filings.

Form 10-Q for Fiscal Quarter Ended December 19, 2012

Note 16. Related Party Transactions, page 13

7.	We note your response to prior comment 15. Please include the information provided in your response in your future filings.

The Company confirms that in such future filings it will include the information provided in such response.

8.
It appears that one Steak N Shake location has added “By Biglari” to its signage. Please tell us and revise to disclose in future filings whether the single use of the Biglari name in one restaurant’s signage will cause all revenue generated from Steak N Shakes to be considered revenue from a covered business with regards to the royalty calculation. Additionally, please tell us and revise to disclose whether you plan to change the signage for all Steak N Shakes to include “By Biglari” in the name.

The Governance, Compensation and Nominating Committee of the Company recently unanimously approved the association of the Biglari name with all of Steak n Shake’s restaurants (including owned and franchised locations), products and brands.   Accordingly, revenues received by the Company, its subsidiaries and affiliates from Steak n Shake’s restaurants (including owned and franchised locations), products and brands would come within the definition of Revenues for purposes of the license agreement.  The Company will include such disclosure in such future filings.

April 17, 2013

Verbal Comments Provided by the Staff on April 15, 2013

In response to verbal comments from the Staff received on April 15, 2013, attached as Exhibit A is tabular disclosure that will be included in future filings containing disclosure of Mr. Biglari’s incentive compensation pursuant to Item 402 of Regulation S-K.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Exhibit A

Biglari Holdings Inc.
Calculation of CEO Incentive Compensation
(amounts in thousands)

	Year ended September 26, 2012	Year ended September 28, 2011

Net earnings excluding CEO incentive compensation	27,793	37,074
Unrealized gains (losses)	49,365	(4,316)

Change in adjusted book value	77,158	32,758

	Year ended September 26, 2012	Year ended September 28, 2011

Beginning Shareholders' Equity	279,678	248,995
Adjustment for treasury stock purchased by consolidated affiliated partnerships prior to Biglari Holdings Inc.'s acquisition of the general partners	30,809	30,809

Adjusted book value	310,487	279,804
Hurdle rate	6%	6%

Hurdle	18,629	16,788

	Year ended September 26, 2012	Year ended September 28, 2011

Change in adjusted book value	77,158	32,758
Less hurdle	(18,629)	(16,788)

Change in adjusted book value over hurdle	58,529	15,970
Incentive compensation percent	25%	25%

Incentive compensation before cap	14,632	3,992
Cap adjustment	(4,632)	-

Incentive compensation for years ended September 26, 2012 and September 28, 2011	10,000	3,992

	Year ended September 26, 2012	Year ended September 28, 2011

Change in shareholders' equity	69,447	30,683
Add accrued incentive compensation	6,200	2,509
Change in exercise of stock options and other stock compensation transactions	(882)	239
Change in adjustment to redeemable noncontrolling interest	2,393	(673)

Change in adjusted book value	77,158	32,758